
March 18, 2021

João Siffert, M.D.
President and Chief Executive Officer
Design Therapeutics, Inc.
6005 Hidden Valley Road, Suite 110
Carlsbad, CA 92011

>   **Re: Design Therapeutics, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed March 5, 2021**
>   **File No. 333-253954**

Dear Dr. Siffert:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed March 5, 2021

Capitalization, page 80

1.   It appears that your total capitalization reflected in the Actual column should be $34,041 rather than $34,166. If you continue to believe that your capitalization is $34,166 please provide us with your calculation.

Certain Relationships and Related Party Transactions
Consulting Arrangements, page 169

2.   Please file as an exhibit the consulting agreement with Aseem Z. Ansari, Ph.D. or provide your analysis identifying how you determined that the agreement did not need to be filed as an exhibit. Please refer to Item 601(b)(10) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeanne Bennett at 202-551-3606 or Vanessa Robertson at 202-551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson at 202-551-5880 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Kenneth Rollins, Esq.